Filed Pursuant to Rule 424(b)(5)
                                                 Registration Nos. 333-105815
                                                                   333-105815-01
                                                                   333-105815-02
                                                                   333-105815-03
                                                                   333-105815-04


           Prospectus Supplement (to Prospectus dated June 25, 2003)

                                  $150,000,000

                                   (GPC LOGO)

           Series U Floating Rate Senior Notes due February 17, 2009
                             ----------------------
     This is a public offering by Georgia Power Company of $150,000,000 of its Series U Floating Rate Senior Notes due February 17, 2009. Interest is payable quarterly on the 17th day of February, May, August and November, beginning May 17, 2004, and the per annum interest rate on the Series U Senior Notes will be reset quarterly based on the three-month LIBOR rate plus 0.18%; however, under certain circumstances described in this prospectus supplement, the interest rate on the Series U Senior Notes will be determined without reference to LIBOR.

     Georgia Power Company may not redeem the Series U Senior Notes prior to maturity.

     The Series U Senior Notes will be unsecured and will rank equally with all of Georgia Power Company's other unsecured indebtedness and will be effectively subordinated to all secured debt of Georgia Power Company.

     See "Risk Factors" on page S-3 of this prospectus supplement for information on certain risks related to the purchase of these securities.

                             ----------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ----------------------

                                                              Per Series U
                                                              Senior Note       Total
                                                              ------------   ------------
Public Offering Price.......................................     100.00%     $150,000,000
Underwriting Discount.......................................          0%     $          0
Proceeds to Georgia Power Company...........................     100.00%     $150,000,000

     The initial public offering price set forth above does not include accrued interest, if any. Interest on the Series U Senior Notes will accrue from the date of original issuance of the Series U Senior Notes, which is expected to be February 17, 2004.

                             ----------------------

     The Series U Senior Notes should be delivered on or about February 17, 2004 through the book-entry facilities of The Depository Trust Company.
                          Joint Book-running Managers

GOLDMAN, SACHS & CO.                LEHMAN BROTHERS               MORGAN STANLEY

February 12, 2004

     You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The Company has not, and the Underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Company is not, and the Underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference is accurate only as of their respective dates. The Company's business, financial condition, results of operations and prospects may have changed since those dates.

                               TABLE OF CONTENTS

                                      PAGE
                                      ----
          PROSPECTUS SUPPLEMENT
Risk Factors                          S-3
The Company                           S-3
Selected Financial Information        S-3
Recent Results of Operations          S-4
Use of Proceeds                       S-4
Description of the Series U Senior
  Notes                               S-5
Underwriting                          S-9


                                      PAGE
                                      ----
                PROSPECTUS
About this Prospectus                   2
Risk Factors                            2
Available Information                   2
Incorporation of Certain Documents
  by Reference                          3
Georgia Power Company                   3
Selected Information                    4
The Trusts                              4
Accounting Treatment of the Trusts      5
Use of Proceeds                         5
Description of the Senior Notes         5
Description of the Junior
  Subordinated Notes                    9
Description of the Preferred
  Securities                           14
Description of the Guarantees          15
Relationship Among the Preferred
  Securities, the Junior
  Subordinated Notes and the
  Guarantees                           17
Plan of Distribution                   19
Legal Matters                          19
Experts                                19

                                  RISK FACTORS

     Investing in the Series U Senior Notes involves risk. Please see the risk factors in Georgia Power Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, which is incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. Before making an investment decision, you should carefully consider these risks as well as other information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The risks and uncertainties not presently known to Georgia Power Company or that Georgia Power Company currently deems immaterial may also impair its business operations, its financial results and the value of the Series U Senior Notes.

                                  THE COMPANY

     Georgia Power Company (the "Company") is a corporation organized under the laws of the State of Georgia on June 26, 1930. The Company has its principal office at 241 Ralph McGill Boulevard, N.E., Atlanta, Georgia 30308-3374, telephone (404) 506-6526. The Company is a wholly owned subsidiary of The Southern Company ("Southern").

     The Company is a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy within an approximately 57,200 square mile service area comprising most of the State of Georgia.

                         SELECTED FINANCIAL INFORMATION

     The following selected financial data for the years ended December 31, 1998 through December 31, 2002 has been derived from the Company's audited financial statements and related notes, incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The following selected financial data for the nine months ended September 30, 2003 has been derived from the Company's unaudited financial statements and related notes, incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The information set forth below is qualified in its entirety by reference to and, therefore, should be read together with management's discussion and analysis of results of operations and financial condition, the financial statements and related notes and other financial information incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

                                                                                             NINE
                                                                                            MONTHS
                                                     YEAR ENDED DECEMBER 31,                 ENDED
                                            ------------------------------------------   SEPTEMBER 30,
                                             1998     1999     2000     2001     2002       2003(1)
                                            ------   ------   ------   ------   ------   -------------
                                                            (MILLIONS, EXCEPT RATIOS)
Operating Revenues........................  $4,738   $4,457   $4,871   $4,966   $4,822      $3,803
Earnings Before Income Taxes..............     975      895      921      974      976         876
Net Income After Dividends on Preferred
  Stock...................................     570      541      559      610      618         557
Ratio of Earnings to Fixed Charges(2).....    4.49     4.26     4.14     4.79     5.07        5.70

                                                                    CAPITALIZATION
                                                               AS OF SEPTEMBER 30, 2003
                                                              --------------------------
                                                              ACTUAL     AS ADJUSTED(3)
                                                              -------   ----------------
                                                                  (MILLIONS, EXCEPT
                                                                     PERCENTAGES)
Common Stock Equity.........................................  $4,572    $4,615     48.7%
Cumulative Preferred Stock..................................      15        15      0.2
Shares Subject to Mandatory Redemption(4)...................     940       940      9.9
Senior Notes................................................   2,000     2,150     22.7
Other Long-Term Debt........................................   1,763     1,763     18.5
                                                              ------    ------    -----
     Total, excluding amounts due within one year of $73
      million...............................................  $9,290    $9,483    100.0%
                                                              ======    ======    =====

---------------

(1) Due to seasonal variations in the demand for energy, operating results for the nine months ended September 30, 2003 do not necessarily indicate operating results for the entire year.

(2) This ratio is computed as follows: (i) "Earnings" have been calculated by adding to "Earnings Before Income Taxes" "Interest expense, net of amounts capitalized," "Distributions on shares subject to mandatory redemption" and the debt portion of allowance for funds used during construction, and (ii) "Fixed Charges" consist of "Interest expense, net of amounts capitalized," "Distributions on shares subject to mandatory redemption" and the debt portion of allowance for funds used during construction.

(3) Reflects (i) contributions to capital from Southern in October 2003 in the amount of $6,000,000 and in December 2003 in the amount of $37,000,000; (ii) the issuance in October 2003 of $200,000,000 aggregate principal amount of Series R 6% Senior Notes due October 15, 2033; (iii) the redemption in November 2003 of $200,000,000 aggregate principal amount of Series B 6.60% Senior Notes due December 31, 2038; (iv) the issuance in January 2004 of $100,000,000 aggregate principal amount of Series S 4.000% Senior Notes due January 15, 2011; (v) the issuance in January 2004 of $100,000,000 aggregate principal amount of Series T 5.75% Senior Public Income Notes due January 15, 2044; (vi) the issuance in January 2004 by Georgia Power Capital Trust VII of $200,000,000 aggregate liquidation amount of its 5 7/8% Trust Preferred Securities for the benefit of the Company; (vii) the proposed redemption in February 2004 by Georgia Power Capital Trust IV of $200,000,000 aggregate liquidation amount of its 6.85% Trust Preferred Securities for the benefit of the Company; (viii) the proposed redemption in March 2004 of $100,000,000 aggregate principal amount of Series H 6.70% Senior Insured Quarterly Notes due March 11, 2011; (ix) the proposed redemption in March 2004 of $100,000,000 aggregate principal amount of Series D 6 5/8% Senior Notes due March 31, 2039; and (x) the issuance of the Series U Senior Notes offered hereby.

(4) Substantially all of the assets of the respective Trusts are Junior Subordinated Notes of the Company, and upon redemption of such debt, the related Preferred Securities will be mandatorily redeemable.

                          RECENT RESULTS OF OPERATIONS

     For the year ended December 31, 2003, the unaudited amounts for "Operating Revenues," "Earnings Before Income Taxes" and "Net Income After Dividends on Preferred Stock" were $4,923,000,000, $998,000,000 and $631,000,000, respectively. In the opinion of the management of the Company, the above unaudited amounts for the year ended December 31, 2003 reflect all adjustments (which were only normal recurring adjustments) necessary to present fairly the results of operations for such period. The "Ratio of Earnings to Fixed Charges" for the year ended December 31, 2003 was 5.01.

                                USE OF PROCEEDS

     The proceeds from the sale of the Series U Senior Notes will be used by the Company for general corporate purposes, including the Company's continuous construction program. The Company's current estimate of construction costs for 2004 is approximately $747,000,000 and for 2005 is approximately $812,000,000.

                    DESCRIPTION OF THE SERIES U SENIOR NOTES

     Set forth below is a description of the specific terms of the Series U Floating Rate Senior Notes due February 17, 2009 (the "Series U Senior Notes"). This description supplements, and should be read together with, the description of the general terms and provisions of the senior notes set forth in the accompanying Prospectus under the caption "Description of the Senior Notes." The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the description in the accompanying Prospectus and the Senior Note Indenture dated as of January 1, 1998, as supplemented (the "Senior Note Indenture"), between the Company and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as trustee (the "Senior
Note Indenture Trustee").

GENERAL

     The Series U Senior Notes will be issued as a series of senior notes under the Senior Note Indenture. The Series U Senior Notes will initially be issued in the aggregate principal amount of $150,000,000. The Company may, without the consent of the holders of the Series U Senior Notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms as the Series U Senior Notes. Any additional notes having such similar terms, together with the Series U Senior Notes, will constitute a single series of senior notes under the Senior Note Indenture.

     The entire principal amount of the Series U Senior Notes will mature and become due and payable, together with any accrued and unpaid interest thereon, on February 17, 2009. The Series U Senior Notes are not subject to any sinking fund provision. The Series U Senior Notes are available for purchase in denominations of $1,000 and any integral multiple thereof.

INTEREST

     Each Series U Senior Note shall bear interest from the date of original issuance, payable quarterly in arrears on the 17th day of February, May, August and November to the person in whose name such Series U Senior Note is registered at the close of business on the fifteenth calendar day prior to such payment date, whether or not a Business Day. The initial interest payment date is May 17, 2004. The amount of interest payable will be computed on the basis of the actual number of days elapsed over a 360-day year. If any interest payment date would otherwise be a day that is not a Business Day, the interest payment date will be the next succeeding Business Day.

     The Series U Senior Notes will bear interest for each quarterly Interest Period at a per annum rate determined by the Calculation Agent, subject to the maximum interest rate permitted by New York or other applicable state law, as such law may be modified by United States law of general application. The interest rate applicable during each quarterly Interest Period will be equal to LIBOR on the Interest Determination Date for such Interest Period plus 0.18%; provided, however, that in certain circumstances described below, the interest rate will be determined without reference to LIBOR. Promptly upon such determination, the Calculation Agent will notify the Company and the Senior Note Indenture Trustee, if the Senior Note Indenture Trustee is not then serving as the Calculation Agent, of the interest rate for the new Interest Period. The interest rate determined by the Calculation Agent, absent manifest error, shall be binding and conclusive upon the beneficial owners and holders of the Series U Senior Notes, the Company and the Senior Note Indenture Trustee.

     If the following circumstances exist on any Interest Determination Date, the Calculation Agent shall determine the interest rate for the Series U Senior Notes as follows:

          (1) In the event no Reported Rate appears on Telerate Page 3750 as of approximately 11:00 a.m., London time, on an Interest Determination Date, the Calculation Agent shall request the principal London offices of each of four major banks in the London interbank market selected by the Calculation Agent (after consultation with the Company) to provide a quotation of the rate (the "Rate Quotation") at which three-month U.S. dollar deposits in amounts of not less than $1,000,000 are offered by it to prime banks in the London interbank market, as of approximately 11:00 a.m., London time, on such Interest Determination Date, that is representative of single transactions at such time (the "Representative Amounts"). If at least two Rate Quotations are provided, the interest rate will be the arithmetic mean of the Rate Quotations obtained by the Calculation Agent, plus 0.18%.

          (2) In the event no Reported Rate appears on Telerate Page 3750 as of approximately 11:00 a.m., London time, on an Interest Determination Date and there are fewer than two Rate Quotations, the interest rate will be the arithmetic mean of the rates quoted at approximately 11:00 a.m., New York City time, on such Interest Determination Date, by three major banks in New York City selected by the Calculation Agent (after consultation with the Company), for loans in Representative Amounts in U.S. dollars to leading European banks, having a maturity of three months for a period commencing on the second London Business Day immediately following such Interest Determination Date, plus 0.18%; provided, however, that if fewer than three banks selected by the Calculation Agent are quoting such rates, the interest rate for the applicable Interest Period will be the same as the interest rate in effect for the immediately preceding Interest Period.

     Upon the request of a holder of the Series U Senior Notes, the Calculation Agent will provide to such holder the interest rate in effect on the date of such request and, if determined, the interest rate for the next Interest Period.

CERTAIN DEFINITIONS

     The following definitions apply to the Series U Senior Notes.

     "Business Day" means a day other than (i) a Saturday or Sunday, (ii) a day on which banks in New York, New York are authorized or obligated by law or executive order to remain closed, or (iii) a day on which the Senior Note Indenture Trustee's corporate trust office is closed for business.

     "Calculation Agent" means JPMorgan Chase Bank, or its successor appointed by the Company, acting as calculation agent.

     "Interest Determination Date" means the second London Business Day immediately preceding the first day of the relevant Interest Period.

     "Interest Period" means the period commencing on an interest payment date for the Series U Senior Notes (or, with respect to the initial Interest Period only, commencing on the issue date for the Series U Senior Notes) and ending on the day before the next succeeding interest payment date for the Series U Senior Notes.

     "LIBOR" for any Interest Determination Date will be the offered rate for deposits in U.S. dollars having a maturity of three months for a period commencing on the second London Business Day immediately following the Interest Determination Date in amounts of not less than $1,000,000, as such rate appears on Telerate Page 3750 at approximately 11:00 a.m., London time, on the Interest Determination Date (the "Reported Rate").

     "London Business Day" means a day that is a Business Day and a day on which dealings in deposits in U.S. dollars are transacted, or with respect to any future date are expected to be transacted, in the London interbank market.

     "Telerate Page 3750" means the display designated on page 3750 on Moneyline Telerate, Inc. (or such other page as may replace the 3750 page on that service or such other service as may be nominated by the British Bankers' Association for the purpose of displaying London interbank offered rates for U.S. dollar deposits).

RANKING

     The Series U Senior Notes will be direct, unsecured and unsubordinated obligations of the Company ranking equally with all other unsecured and unsubordinated obligations of the Company. The Series U Senior Notes will be effectively subordinated to all secured debt of the Company, aggregating approximately $80,000,000 outstanding at September 30, 2003. The Senior Note Indenture contains no restrictions on the amount of additional indebtedness that may be incurred by the Company.

REDEMPTION

     The Series U Senior Notes will not be redeemable at the option of the Company prior to maturity.

BOOK-ENTRY ONLY ISSUANCE -- THE DEPOSITORY TRUST COMPANY

     The Depository Trust Company ("DTC") will act as the initial securities depository for the Series U Senior Notes. The Series U Senior Notes will be issued only as fully-registered securities registered in the name of Cede & Co., DTC's partnership nominee, or such other name as may be requested by an authorized representative of DTC. One or more fully-registered global Series U Senior Notes certificates will be issued, representing in the aggregate the total principal amount of Series U Senior Notes, and will be deposited with the Senior Note Indenture Trustee on behalf of DTC.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants ("Participants") deposit with DTC. DTC holds and provides asset servicing for over 2 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues and money market instruments from over 85 countries that DTC's participants ("Direct Participants") deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants' accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation ("DTCC"). DTCC, in turn, is owned by a number of Direct Participants of DTC and members of the National Securities Clearing Corporation, Government Securities Clearing Corporation, MBS Clearing Corporation and Emerging Markets Clearing Corporation (NSCC, GSCC, MBSCC and EMCC, also subsidiaries of DTCC), as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The DTC rules applicable to its Participants are on file with the Securities and Exchange Commission. More information about DTC can be found at www.dtcc.com.

     Purchases of Series U Senior Notes within the DTC system must be made by or through Direct Participants, which will receive a credit for the Series U Senior Notes on DTC's records. The ownership interest of each actual purchaser of Series U Senior Notes ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased Series U Senior Notes. Transfers of ownership interests in the Series U Senior Notes are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Series U Senior Notes, except in the event that use of the book-entry system for the Series U Senior Notes is discontinued.

     To facilitate subsequent transfers, all Series U Senior Notes deposited by Direct Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of Series U Senior Notes with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any changes in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Series U Senior Notes. DTC's records reflect only the identity of the Direct Participants to whose accounts such Series U Senior Notes are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Although voting with respect to the Series U Senior Notes is limited, in those cases where a vote is required, neither DTC nor Cede & Co. (nor any other DTC nominee) will itself consent or vote with respect to Series U Senior Notes. Under its usual procedures, DTC would mail an Omnibus Proxy to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Series U Senior Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

     Payments on the Series U Senior Notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC's practice is to credit Direct Participants' accounts upon DTC's receipt of funds and corresponding detail information from the Company or the Senior Note Indenture Trustee on the relevant payment date in accordance with their respective holdings shown on DTC's records. Payments by Direct or Indirect Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers registered in "street name," and will be the responsibility of such Direct or Indirect Participant and not of DTC or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of the Company, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

     Except as provided herein, a Beneficial Owner of a global Series U Senior Note will not be entitled to receive physical delivery of Series U Senior Notes. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the Series U Senior Notes. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global Series U Senior Note.

     DTC may discontinue providing its services as securities depository with respect to the Series U Senior Notes at any time by giving reasonable notice to the Company. Under such circumstances, in the event that a successor securities depository is not obtained, Series U Senior Notes certificates will be printed and delivered to the holders of record. Additionally, the Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depository) with respect to the Series U Senior Notes. In that event, certificates for the Series U Senior Notes will be printed and delivered to the holders of record.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof. The Company has no responsibility for the performance by DTC or its Participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement dated the date hereof, the Company has agreed to sell to each of the Underwriters named below and each of the Underwriters severally has agreed to purchase the principal amount of Series U Senior Notes set forth opposite its name below:

                                                                   PRINCIPAL
                                                                   AMOUNT OF
                                                                SERIES U SENIOR
NAME                                                                 NOTES
----                                                          -------------------
Goldman, Sachs & Co. .......................................     $ 50,000,000
Lehman Brothers Inc. .......................................       50,000,000
Morgan Stanley & Co. Incorporated...........................       50,000,000
                                                                 ------------
          Total.............................................     $150,000,000
                                                                 ============

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Series U Senior Notes are subject to, among other things, the approval of certain legal matters by their counsel and certain other conditions. The Underwriters are obligated to take and pay for all the Series U Senior Notes if any are taken.

     Series U Senior Notes sold by the Underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this Prospectus Supplement. If all the Series U Senior Notes are not sold at the public offering price, the Underwriters may change the initial public offering price and any other selling terms.

     The Series U Senior Notes will not have an established trading market when issued. There can be no assurance of a secondary market for the Series U Senior Notes or the continued liquidity of such market if one develops. It is not anticipated that the Series U Senior Notes will be listed on any securities exchange.

     In order to facilitate the offering of the Series U Senior Notes, the Underwriters or their affiliates may engage in transactions that maintain or otherwise affect the price of the Series U Senior Notes. Specifically, the Underwriters or their affiliates may over-allot in connection with this offering, creating short positions in the Series U Senior Notes for their own account. In addition, to cover over-allotments or to stabilize the price of the Series U Senior Notes, the Underwriters or their affiliates may bid for and purchase Series U Senior Notes in the open market. Finally, the Underwriters or their affiliates may reclaim any selling concessions allowed to a dealer for distributing Series U Senior Notes in this offering if the Underwriters or their affiliates repurchase previously distributed Series U Senior Notes in transactions that cover syndicate short positions in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Series U Senior Notes above independent market levels. The Underwriters or their affiliates are not required to engage in these activities and may end any of these activities at any time.

     Neither the Company nor any Underwriter makes any representation or prediction as the direction or magnitude of any effect that the transactions described above may have on the price of the Series U Senior Notes. In addition, neither the Company nor any Underwriter makes any representation that such transactions will be engaged in or that such transactions, once commenced, will not be discontinued without notice.

     Each Underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any Series U Senior Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any Series U Senior Notes in circumstances in which section 21(1) of the FSMA does not apply to the Company; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Series U Senior Notes in, from or otherwise involving the United Kingdom.

     The Company estimates that it will incur offering expenses of approximately $250,000.

     Delivery of the Series U Senior Notes is expected to occur two Business Days after the pricing of the Series U Senior Notes.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Underwriters and their affiliates engage in transactions with and perform services for the Company in the ordinary course of business and have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with the Company or its affiliates.

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                                  $150,000,000

                                   (GPC LOGO)

                      Series U Floating Rate Senior Notes
                             due February 17, 2009

                          ---------------------------
                             PROSPECTUS SUPPLEMENT
                               February 12, 2004
                          ---------------------------

                          Joint Book-running Managers

GOLDMAN, SACHS & CO.                LEHMAN BROTHERS               MORGAN STANLEY

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